

12010345

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

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SEC FILE NUMBER
8- 68285

FACING PAGE
**Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING 10/13/10 AND ENDING 12/31/11

MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Watts Capital, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

180 Riverside Blvd., PH2-E

(No. and Street)

New York   NY   10069

(City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

David Prunier   (203) 210-7364

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Spicer Jeffries LLP

(Name – *if individual, state last, first, middle name*)

5251 S. Quebec Street, Suite 200   Greenwood Village   CO   80111

(Address)   (City)   (State)   (Zip Code)

CHECK ONE:

☒ Certified Public Accountant

☐ Public Accountant

☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant
must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of
information contained in this form are not required to respond
unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, ___David Prunier_____ , swear (or affirm) that, to the best of

my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of

___Watts Capital, LLC_____ , as

of _____December 31_, 2011_____ , are true and correct. I further swear (or affirm) that

neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account

classified solely as that of a customer, except as follows:

_____

_____

_____

_____

_____
Signature

Financial & Operations Principal
_____
Title

Notary Public

Patricia Abdelnour
Notary Public
My Commission Expires Sept. 30, 2012

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity of Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital (including reconciliation of X-17A-5 Part II filing with this Rule 17a-5(d) report, if applicable).
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☒ (o) Independant Auditors' Report on Internal Accounting Control.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

WATTS CAPITAL, LLC

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2011

SPICER JEFFRIES LLP

CERTIFIED PUBLIC ACCOUNTANTS

<u>WATTS CAPITAL, LLC</u>

<u>STATEMENT OF FINANCIAL CONDITION</u>

<u>DECEMBER 31, 2011</u>

The report is filed in accordance with Rule 17a-5(e)(3) under the Securities Exchange Act of 1934 as a
PUBLIC DOCUMENT.

WATTS CAPITAL, LLC

TABLE OF CONTENTS

	Page(s)
Independent Auditors' Report	3
Statement of Financial Condition	4
Notes to Statement of Financial Condition	5 - 7



SPICER JEFFRIES LLP

CERTIFIED PUBLIC ACCOUNTANTS

5251 SOUTH QUEBEC STREET • SUITE 200

GREENWOOD VILLAGE, COLORADO 80111

TELEPHONE: (303) 753-1959

FAX: (303) 753-0338

www.spicerjeffries.com

INDEPENDENT AUDITORS' REPORT

To the Member of
Watts Capital, LLC

We have audited the accompanying statement of financial condition of Watts Capital, LLC as of December 31, 2011, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Watts Capital, LLC as of December 31, 2011 in conformity with accounting principles generally accepted in the United States of America.

Spicer Jeffries LLP

Greenwood Village, Colorado
February 17, 2012



WATTS CAPITAL, LLC

STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2011

ASSETS

Cash	$	67,850
Other assets		4,730
Total assets	**$**	**72,580**

LIABILITIES AND MEMBER'S EQUITY

LIABILITIES:

Accounts payable	$	35,637
MEMBER'S EQUITY (Note 2)		36,943
Total liabilities and member's equity	**$**	**72,580**

The accompanying notes are an integral part of this statement.

STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2011

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization and Business

Watts Capital, LLC (the "Company") is a Delaware limited liability company organized on April 2, 2009. The Company is a broker-dealer registered with the Securities and Exchange Commission and the Financial Industry Regulatory Authority, Inc. Registration with these regulatory bodies occurred on October 13, 2010. In this capacity, the Company participates as a consultant regarding securities transactions as well as in private placements of capital into various limited partnerships.

Revenue Recognition

The Company's primary sources of revenue are fees earned from consulting and private placement of securities. The Company records these fees when earned.

15c3-3 Exemption

The Company, under Rule 15c3-3(k)(2)(i), is exempt from the reserve and possession or control requirements of Rule 15c3-3 of the Securities and Exchange Commission. The Company does not carry or clear customer accounts.

Income Taxes

The financial statements do not include a provision for income taxes because the Company is not a taxable entity. The Company's sole member is taxed on the Company's earnings.

The Company is required to determine whether a tax position is more likely than not to be sustained upon examination by the applicable taxing authority, including resolution of any tax related appeals or litigation processes, based on the technical merits of the position. The Company files an income tax return in the U.S. federal jurisdiction, and may file income tax returns in various U.S. states. The Company is not subject to income tax return examinations by major taxing authorities for years before 2009. The tax benefit recognized is measured as the largest amount of benefit that has a greater than fifty percent likelihood of being realized upon ultimate settlement. De-recognition of a tax benefit previously recognized results in the Company recording a tax liability that reduces net assets. However, the Company's conclusions regarding this policy may be subject to review and adjustment at a later date based on factors including, but not limited to, on-going analyses of and changes to tax laws, regulations and interpretations thereof. The Company recognizes interest accrued related to unrecognized tax benefits and penalties related to unrecognized tax benefits in income taxes payable, if assessed. No interest expense or penalties have been recognized as of and for the year ended December 31, 2011.

WATTS CAPITAL, LLC

STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2011
(*continued*)

NOTE 1 -   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (concluded)

Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

The Company maintains cash and cash equivalents with financial institutions. Funds deposited with a single bank are insured up to $250,000 in the aggregate by the Federal Deposit Insurance Corporation (FDIC). The Company considers all highly liquid instruments purchased with a maturity date of three months or less when purchased to be cash equivalents.

Liabilities Subordinated to the Claims of General Creditors

As of December 31, 2011, the Company had not entered into any subordinated loan agreements.

NOTE 2 -   NET CAPITAL REQUIREMENTS

Pursuant to the net capital provisions of Rule 15c3-1 of the Securities Exchange Act of 1934, the Company is required to maintain a minimum net capital, as defined under such provisions. At December 31, 2011, the Company had net capital and net capital requirements of $32,213 and $5,000, respectively. The Company's net capital ratio (aggregate indebtedness to net capital) was 1.11 to 1. According to Rule 15c3-1, the Company's net capital ratio shall not exceed 8 to 1 in the first year of operations. Following the first year of operations, Rule 15c3-1 requires that the Company's net capital ratio not exceed 15 to 1.

NOTE 3 -   RELATED PARTY TRANSACTIONS

The Company is provided office space from a related entity on a month to month basis. The Company and the related entity via common ownership by its members utilize common office space and equipment. The Company reimburses the related entity its share of expenses on a monthly basis. For the year ended December 31, 2011 the Company reimbursed the related entity $20,600.

NOTE 4 -   *FINANCIAL INSTRUMENTS*

The Company's financial instruments, including cash, other assets and payables, are carried at amounts that approximate fair value due to the short-term nature of those instruments.

NOTE 5 -   *SUBSEQUENT REVIEW*

The Company has performed an evaluation of subsequent events through the date the financial statements were issued. The evaluation did not result in any subsequent events that required disclosures and/or adjustments.